NOCERA, INC.

3F (Building B), No. 185, Sec. 1, Datong Rd.

Xizhi Dist., New Taipei City 221

Taiwan (R.O.C.)

September 6, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski, Al Pavot and Terence O’ Brien

Re:	Form 10-K/A for the year ended December 31, 2022 filed July 10, 2023 File No. 001-41434

Ladies and Gentlemen:

We are submitting this letter in response to the comments included in the Staff’s letter, dated August 2, 2023, regarding the above-captioned matter.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (hereinafter referred to as “Amendment No. 2”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Form 10-K/A filed July 10, 2023

Operations Overview, page 1

1.	Please reconcile your disclosure that states, “we have no intention of providing services to construct indoor RASs and solar sharing fish farms in Taiwan,” with your later disclosure that, “We plan to sell and develop fish farms in Taiwan.” Please also disclose whether the December 31, 2021, JCD contract termination materially impacted your 2022 sales or net loss.

Response:

As disclosed, in December 2020, the Company entered into a series of contractual agreements with Xin Feng Construction Co., Ltd. (“XFC”), a funded limited liability company registered in Taiwan (R.O.C.), whereby the Company agreed to provided technical consulting and related services to XFC. XFC was a construction company engaged in providing construction services relating to government and corporate projects, including indoor fish farms, and through XFC, the Company was indirectly engaged in such construction services. In November 2022, the Company changed its core business objectives away from providing construction services and sold its interests in XFC. As a result of the Company selling its interests in VIE, the Company ceased having any connection with the construction services provided by XFC, and the Company does not have intentions of providing construction services in Taiwan. However, rather than providing construction services, the Company will sell RAS equipment and provide consulting services to third parties for their development of fish farms in Taiwan. We have amended the disclosure in Amendment No. 2 to clarify the distinction.

Regarding the termination of Regional Agency Cooperation Agreement dated as of September 2019 with JC Development Co., Ltd. (“JCD”), please be advised that it did not have any impact on our 2022 sales or financial aspects.

1

Gross Profit, page 10

2.	XFC should not impact your gross profit variance since it is accounted for as a discontinued operation. Please revise your disclosure to quantify the gross profits from both your 2022 catering business and your 2021-2022 eel fish trading business. The disclosure should clearly inform readers about the extent to which either of these businesses is generating losses and the specific reasons why. Further, please identify the specific events and circumstances that must change in order for these businesses to generate income. See Item 303 of Regulation S-K.

Response:

Please be advised that we have amended the disclosure in Amendment No. 2 per the Staff’s comment as follows:

Gross profit for the year ended December 31, 2022 was approximately $255,000, compared to approximately $73,000 for the comparable period in 2021. The gross profit for the year ended December 31, 2022 was mostly generated from Meixin catering business and the fish trading business from NTB with the revenue of $120,000 and $130,000, respectively. The increase of gross profit margin was mainly because in 2022, we had increased the fish trading business and the acquisition of Meixin of its catering business that leads to the increase of revenue recognition.

The operating loss incurred in the NTB fish trading business is primarily attributed to administrative expenses, amounting to approximately $260,000. We are confident that profitability can be achieved by optimizing management expenses and enhancing profit margins.

Revenue, page 10

3.	Please explain your disclosure that “The revenue for the year ended December 31, 2021 was generated from XFC”. If XFC has been accounted for as a discontinued operation then your 2021 sales amount should exclude any XFC sales. See ASC 205-20-45. If all of your 2021 sales were from eel fish trading operations then please clarify your disclosure. Also, please quantify the impact of foreign currency exchange rate changes on your 2022 sales and income. In this regard, we note your disclosure on page 3.

Response:

Please be advised that we have amended the disclosure in Amendment No. 2 per the Staff comment as follows:

The revenue of the company for the year ended December 31, 2022 was approximately $14.1 million compared to approximately $3.84 million for the comparable period in 2021. The revenue for the year ended December 31, 2022 was mostly generated from Meixin catering business and the fish trading business from NTB with the revenue of $1.6 million and $12.4 million respectively. The revenue for the year ended December 31, 2021 was generated from the fish trading business from NTB. As of December 31, 2021, JCD and us have mutually agreed to terminate of the Regional Agency Cooperation Agreement dated as of September 2019, as amended by the Regional Agency Cooperation Supplementary Agreement dated as of May 31, 2020, by and between Grand Smooth Inc Ltd and JCD.

The disposition of XFC with $2.6 million loss can be attributed to various factors. In 2022, government measures and business decisions influenced construction services, resulting in project completions, cancellations, and budget reductions. This led to a decrease in cases and programs, which didn’t meet our initial expectations for XFC’s business development. Additionally, we strategically shifted our focus to fully develop a fish farm in Montgomery, Alabama, necessitating the sale of XFC. We determined the market value of the associated Class A building/construction license for the sale. These factors, including government measures, business decisions, and the strategic shift towards the fish farm, significantly contributed to the loss.

For the year ended December 31, 2022 and 2021, our foreign currency translation adjustment was $89,688 and $63,676 of sales and income, respectively.

2

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 17

4.	We note your statement that you have no awareness or belief that any governmental entity in the foreign jurisdiction of incorporation or organization owns shares of your capital stock as well as your statement regarding the absence of a Schedule 13D or 13G filed by a governmental entity, the lack of material contracts with foreign governmental parties and the absence of foreign governmental representation in connection with your required submission under paragraph (a). Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

Response:

Please be advised that the Company did not supplementally review any materials or relied upon any legal opinions or third party certifications as the basis of the Company’s submission to demonstrate that it is not owned or controlled by a foreign governmental parties. As discussed below, the Company believes that the documents reviewed by the Company, or lack thereof, satisfies the Company’s disclosure requirements under Item 9C of Form 10-K.

Per the Commission’s Final Release No. 34-93701 (the “Release”) whereby the Commission amended Form 10-K by adding Item 9C in satisfaction of its mandate under Section 104(i)(4) of the Sarbanes-Oxley Act (as amended by the Holding Foreign Companies Accountable Act (the “HFCAA”)), to establish a manner and form a covered issuer shall submit to the Commission to demonstrate that it was not owned or controlled by a foreign governmental entity, the Commission explicitly stated that it was not establishing a list of what would be required to be submitted. The Commission stated:

“[T]he final amendments continue to permit Commission-Identified Issuers to determine the appropriate documentation to submit in response to the requirement, based on their organizational structure and other registrant-specific factors. We decline to provide an exclusive or non-exclusive list of what documentation may demonstrate that the registrant is not owned or controlled by the relevant governmental entity. We believe that such a list may be too limiting or become the de facto means of satisfying the requirement. We believe that Commission-Identified Issuers should instead make a determination of what documentation meets the requirement for their particular company. We also believe that not prescribing the specific documentation Commission-Identified Issuers must submit will limit compliance costs and could result in more relevant information being provided to investors1.”

In determining the definitions of the terms “owned or controlled,” “owned,” and “controlling financial interest” used in the HFCAA, the Commission noted that the HFCAA refers to the Exchange Act and the Commission’s Exchange Act rules and therefore that stated that the terms are reasonably read to have the same meaning as the term “control” as used in the Exchange Act and the Exchange Act rules.2

Rule 12b-2 of Exchange Act defines “control” (including the terms “controlling,” “controlled by” and “under common control with”) as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

The Company stated under Item 9C of its Form 10-K/A that was not aware nor did it believe that any governmental entity has any control over the Company, and that in making such determination, it relied, in part, on the absence of a Schedule 13D or 13G filing by any such governmental entity, the lack of material contracts with foreign governmental parties, and the absence of foreign government representation on the Company’s Board. Per the Commission’s guidance as stated in the Release that an issuer is to make the determination of what documentation meets its requirement under Item 104(i)(2)(A) of the Sarbanes Oxley Act and that the Commission would not provide a list of what would be required to be submitted, the Company respectfully submits and believes that the disclosure under Item 9C of its Form 10-K/A meets it disclosure obligations.

______________________

1 Page 9 of the Release.

2 Page 10 of the Release.

3

Audit Report, page F-2

5.	The paragraph describing the Critical Audit Matter is missing. Also, the ASC 205 restatement materially impacted sales, income from continuing operations, and cash flows from continuing operations so a corresponding paragraph in the audit report appears necessary. See AS 2820.16. See also ASC 250 regarding applicable restatement disclosures in the financial statements and label the applicable financial statements as restated. Finally, please file a current report on Form 8-K to report non-reliance on previously filed financial statements or tell us in detail why you believe you are not required to do so. Refer to Item 4.02 of Form 8-K.

Response:

Please be advised that we have amended the disclosure in Amendment No. 2 per the Staff comment as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Nocera, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Nocera, Inc. and its subsidiaries (the "Group") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2022 and 2021, and the results of its operations and its cash flows for the year then ended, in conformity with the U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

4

Critical Audit Matter Description

As at December 31 2022, the Company had goodwill of approximately $4 million relating to the acquisition of Meixin Institutional Food Development Company Limited. Management performs the annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. Management’s valuation method is an income approach using a discounted cash flow model. The discounted cash flow model requires projections of revenue, gross margin, operating expenses, working capital investment and fixed asset additions over a multi-year period, and a discount rate based upon a weighted-average cost of capital.

The principal considerations for our determination that performing procedures relating to the goodwill impairment test is a critical audit matter are (i) the significant judgment by management when developing the fair value of the Automated Transmission reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the significant assumptions related to projections of revenue and projections of gross margin; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included but were not limited to:

•	Testing management’s process for developing the fair value.

•	Evaluating the appropriateness of the discounted cash flow model, testing the completeness and accuracy of underlying data used in the discounted cash flow model, and evaluating the reasonableness of significant assumptions used by management related to projections of revenue and projections of gross margin.

•	Evaluating management’s assumptions related to projections of revenue and projections of gross margin involved evaluating whether the assumptions used by management were reasonable considering

(i)	the current and past performance of the Catering Business reporting unit and
(ii)	the consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Company’s discounted cash flow model

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Nocera, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nocera, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Restatement of 2022 Financial Statements

As discussed in Note 1 to the consolidated financial statements, the 2022 consolidated financial statements have been restated to correct a misstatement.

5

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Group’s auditor since 2020.

Hong Kong, China

September 6, 2023 except for the effects of the restatement as described in Note 1, as to which the date is March 31, 2023

PCAOB ID 2769

6

Note 1.   Restatement of Previously Issued Consolidated Financial Statements

On June 5, 2023, the Staff of the U.S. Securities and Exchange Commission released a statement highlighting a number of financial reporting considerations for 2022 Annual report (“10-K”) (the “SEC Staff Statement”). The SEC Staff Statement highlighted potential accounting implications of certain terms that should separately disclosed the discontinued operations and continued operations financials in both consolidated statement of operations and comprehensive loss and the cash flow. The SEC Staff Statement clarified guidance for disclosure for discontinued operations and continued operations financial at each reporting period.

In light of the SEC Staff Statement, the Company reevaluated the accounting treatment of the discontinued operations and continued operations on the consolidated statement of operations and comprehensive loss and the cash flow as of December 31, 2022. The Company determined that the VIE disposal in the last month of the year did not need to separately disclose. However, the guidance stated that the company should be classified as discontinued operations.

With this restatement, the consolidated statements are now appropriately classified as discontinued operation and continued operation on the Company’s consolidated statement of operations and comprehensive loss and the cash flow as of December 31, 2022.

The adjustments related to the discontinued operations and continued operations had a non-cash impact; as such, the statement of cash flows for the year ended December 31, 2022 reflects an adjustment to separately disclose the financial impact on continued operations and discontinued operations.

The following presents a reconciliation of the impacted financial statement line items as filed to the restated amounts as of December 31, 2022 and for the year then ended. The previously reported amounts reflect those included in the Original Filing of our Annual Report on Form 10-K as of and for the years ended December 31, 2022 filed with the SEC on March 31, 2023. These amounts are labeled as “As Filed” in the tables below. The amounts labeled “Restatement Adjustments” represent the effects of this restatement due to the change in classification of discontinued operation on the balance sheet, with subsequent changes in disclosure recognized in the statement of operations at each reporting date. Also included in the amounts labeled “Adjustment” is the effect reallocated from original financial to separate discontinued operations and continued operations in the statement.

7

NOCERA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars, except share and per share data)

	For the Year Ended December 31, 2022
	As Filed	Restatement Adjustment	As Restated

Revenue	$16,338,754	$(2,236,616)	$14,102,138
Cost of revenues	(16,071,659)	2,225,487	(13,846,172)
Gross profit	267,095	(11,129)	255,966

Operating expenses
General and administrative expenses	(5,447,303)	2,675,201	(2,772,102)
Total operating expenses	(5,447,303)	2,675,201	(2,772,102)
Loss from operations	(5,180,208)	5,180,208	–
Other income (expense)	419,811	(419,811)	–
Loss before income taxes	(4,760,397)	4,760,397	–
Income tax benefit	23,808	(23,808)	–
Net loss	(4,736,589)	4,736,589	–
Less: Net income attributable to non-controlling interests	(76,319)	76,319	–
Net loss attributable to the company	(4,812,908)	4,812,908	–

Other (expenses) income, net
Interest (expenses) income, net	–	–	–
Equity investment loss	–	–	–
Impairment of deposits for property and equipment	–	–	–
Impairment of long-term investments	–	–	–
Other (expenses) income	–	417,999	417,999
Total other (expenses) income, net	–	417,999	417,999

Net loss from continuing operations before income taxes	–	(2,098,137)	(2,098,137)

Income tax expenses	–	23,808	23,808
Net loss from continuing operations	–	(2,074,329)	(2,074,329)

Net loss from discontinued operations
Loss on disposal	–	(2,569,975)	(2,569,975)
(Loss) income from discontinued operations	–	(92,285)	(92,285)
Net (loss) income from discontinued operations	–	(2,662,260)	(2,662,260)

Net loss	–	(4,736,589)	(4,736,589)
Less: Net loss (income) attributable to non-controlling interests	–	(76,319)	(76,319)
Net loss attributable to Nocera Shareholders	–	(4,812,908)	(4,812,908)

Other Comprehensive loss
Foreign currency translation adjustment	(89,688)	–	(89,688)
Comprehensive loss	(4,826,277)	–	(4,826,277)
Less: Total comprehensive loss (income) attributable to non-controlling interests	(76,319)	–	(76,319)
Comprehensive loss attributable to Nocera Shareholders	$(4,902,596)	$–	(4,902,596)

Loss per share - basic and diluted	(0.6111)	–	(0.6111)
Net loss per share from continuing operations – basic and diluted	(0.2731)	–	(0.2731)
Net (loss) income per share from discontinued operations – basic and diluted	(0.3380)	–	(0.3380

Weighted Average Shares Outstanding - Basic and Diluted	7,876,367	–	7,876,367

8

NOCERA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars, except share and per share data)

	For the Year Ended December 31, 2021
	As Filed	Restatement Adjustment	As Restated

Revenue	$9,945,325	$(6,101,103)	$3,844,222
Cost of revenues	(9,000,733)	2,869,679	(3,770,412)
Gross profit	944,592	(870,782)	73,810

Operating expenses
General and administrative expenses	(10,419,684)	213,863	(10,205,821)
Total operating expenses	(10,419,684)	213,863	(10,205,821)
Loss from operations	(9,475,092)	(9,475,092)	–
Other income (expense)	(4,055)	(4,055)	–
Loss before income taxes	(9,479,147)	(9,479,147)	–
Income tax benefit	(139,932)	(139,932)	–
Net loss	(9,619,079)	(9,619,079)	–
Less: Net income attributable to non-controlling interests	–	–	–
Net loss attributable to the company	(9,619,079)	(9,619,079)	–

Other (expenses) income, net
Interest (expenses) income, net	–	–	–
Equity investment loss	–	–	–
Impairment of deposits for property and equipment	–	–	–
Impairment of long-term investments	–	–	–
Other (expenses) income	–	309	309
Total other (expenses) income, net	–	309	309
	–
Net loss from continuing operations before income taxes	–	(10,131,702)	(10,131,702)

Income tax expenses	–	(9,421)	(9,421)
Net loss from continuing operations	–	(10,141,123)	(10,141,123)

Net loss from discontinued operations
Loss on disposal	–	–	–
(Loss) income from discontinued operations	–	522,044	522,044
Net (loss) income from discontinued operations	–	522,044	522,044

Net loss	–	(9,619,079)	(9,619,079)
Less: Net loss (income) attributable to non-controlling interests	–	–	–
Net loss attributable to Nocera Shareholders	–	(9,619,079)	(9,619,079

Other Comprehensive loss
Foreign currency translation adjustment	(63,676)	–	(63,676)
Comprehensive loss	(9,682,755)	–	(9,682,755)
Less: Total comprehensive loss (income) attributable to non-controlling interests	–	–	–
Comprehensive loss attributable to Nocera Shareholders	$(9,682,755)	$–	(9,682,755)

Loss per share - basic and diluted	(1.0757)	(0.4992)	(1.5749)
Net loss per share from continuing operations – basic and diluted	(1.0757)	(0.5847)	(1.6604)
Net (loss) income per share from discontinued operations – basic and diluted	0.0855	–	0.0855

Weighted Average Shares Outstanding - Basic and Diluted	6,107,727	–	6,107,727

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NOCERA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US Dollars)

	For the Year Ended December 31, 2022
	As Filed	Restatement Adjustment	As Restated
	$	$	$
Cash flows from operating activities:
Net loss	(4,736,589)	–	(4,736,589)
Less: net (loss) income from discontinued operations	–	(2,662,260)	(2,662,260)
Net loss from continuing operations	–	(2,074,329)	(2,074,329)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expenses	66,907	–	66,907
Amortization	4,891	–	4,891
Loss on disposal of XFC	2,569,975	–	2,569,975
Deferred income tax	(22,703)	–	(22,703)
Changes in fair value of warranty liabilities	–	–	–
Consultancy services settled by equities	795,500	–	795,500
Share-based compensation	413,453	–	413,453
Changes in operating assets and liabilities:
Accounts receivable, net	89,801	(185,063)	(95,262)
Inventories	1,221,285	(1,215,903)	5,382
Advance to suppliers	(69,229)	69,229	–
Prepaid expenses and other assets, net	(384,239)	(1,605,477)	(1,989,716)
Retention receivables	67,587	(198,021)	(130,434)
Notes payable	(89,591)	89,591	–
Accounts payable	(612,494)	615,125	2,631
Other payables and accrued liabilities	96,506	(151,032)	(54,526)
Income tax payable	(342,563)	337,851	(4,712)
Advance receipts	(979,474)	1,022,354	42,880
Net cash (used in) provided by operating activities from continuing operations	–	(470,063)	(470,063)
Net cash used in operating activities from discontinued operations	–	(1,301,488)	(1,301,488)
Net cash (used in) provided by operating activities	(1,910,977)	139,426	(1,771,551)

Cash flows from investing activities
Purchase of property and equipment	–	–	–
Proceeds from disposal of XFC	300,082	–	300,082
Cash acquired from merger	7,824	–	7,824
Cash disposed upon termination of VIE	(46,564)	–	(46,564)
Net cash outflow upon acquisition of a subsidiary	(4,292,176)	–	(4,292,176)
Net cash used in investing activities from continuing operations	–	(4,030,834)	(4,030,834)
Net cash used in investing activities from discontinued operations	–	–	–
Net cash (used in) provided by investing activities	(4,030,834)	–	(4,030,834)

Cash flows from financing activities:
Proceeds from related parties	–	–	–
Proceeds from common stock and warrant issuance	–	–	–
Proceeds from preferred stock and warrant issuance	–	–	–
Proceeds from issuance of common stock	5,666,124	–	5,666,124
Proceeds from issuance of IPO warrant	2,820	–	2,820
Proceeds from secured other borrowings	619,447	–	619,447
Repayment of short-term bank loan	–	–	–
Net cash provided by financing activities from continuing operations	–	6,288,391	6,288,391
Net cash provided by financing activities from discontinued operations	–	–	–
Net cash provided by financing activities	6,288,391	–	6,288,391

Effect of exchange rate changes on cash and cash equivalents from continuing operations	–	(985,097)	(985,097)
Effect of exchange rate changes on cash and cash equivalents from discontinued operations	–	961,156	961,156
Net effect of exchange rate changes on cash and cash equivalents	115,485	(139,426)	(23,941)

Increase in cash and cash equivalents from continuing operations	–	802.397	802,397
Decrease in cash and cash equivalents from discontinued operations	–	(340,332)	(340,332)
Net increase in cash and cash equivalents	462,065	–	462,065

Cash and cash equivalents from continuing operations, beginning of year	–	2,103,677	2,103,677
Cash and cash equivalents from discontinued operations, beginning of year	–	340,332	340,332
Cash and cash equivalents at beginning of year	2,444,009	–	2,444,009

Cash and cash equivalents at end of year	2,906,074	–	2,906,074
Less: Cash and cash equivalents from discontinued operations, end of year	–	–	–
Cash and cash equivalents form continuing operations, end of year	–	2,906,074	2,906,074

10

NOCERA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US Dollars)

	For the Year Ended December 31, 2021
	As Filed	Restatement Adjustment	As Restated
	$	$	$
Cash flows from operating activities:
Net loss	(9,619,079)	–	(9,619,079)
Less: net (loss) income from discontinued operations	–	522,044	522,044
Net loss from continuing operations	–	(10,141,123)	(10,141,123)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expenses	6,127	–	6,127
Amortization	–	–	–
Loss on disposal of XFC	–	–	–
Deferred income tax	2,258	–	2,258
Changes in fair value of warranty liabilities	24,800	–	24,800
Consultancy services settled by equities	3,045,150	–	3,045,150
Share-based compensation	6,638,371	–	6,638,371
Changes in operating assets and liabilities:
Accounts receivable, net	(252,338)	251,645	(693)
Inventories	278,100	259,890	18,210
Advance to suppliers	(40,563)	(40,563)	–
Prepaid expenses and other assets, net	(66,232)	1,615,817	1,549,585
Retention receivables	395,579	395,579	–
Notes payable	(99,106)	(99,106)	–
Accounts payable	10,092	(28,893)	(18,801)
Other payables and accrued liabilities	103,599	(54,136)	49,463
Income tax payable	92,346	(85,714)	6,632
Advance receipts	(267,375)	(267,375)	–
Net cash (used in) provided by operating activities from continuing operations	–	1,179,979	1,179,979
Net cash used in operating activities from discontinued operations	–	(976,876)	(976,876)
Net cash (used in) provided by operating activities	251,729	(48,626)	203,103

Cash flows from investing activities
Purchase of property and equipment	(25,067)	–	25,067
Proceeds from disposal of XFC	–	–	–
Cash acquired from merger	–	–	–
Cash disposed upon termination of VIE	–	–	–
Net cash outflow upon acquisition of a subsidiary	–	–	–
Net cash used in investing activities from continuing operations	–	25,067	25,067
Net cash used in investing activities from discontinued operations	–	–	–
Net cash (used in) provided by investing activities	(25,067)	–	25,067

Cash flows from financing activities:
Proceeds from related parties	(718,341)	(877,809)	(1,596,150)
Proceeds from common stock and warrant issuance	120,000	–	120,000
Proceeds from preferred stock and warrant issuance	–	200,000	200,000
Proceeds from issuance of common stock	2,090,000	–	2,090,000
Proceeds from issuance of IPO warrant	–	–	–
Proceeds from secured other borrowings	–	–	–
Repayment of short-term bank loan	(487,826)	–	(487,826)
Net cash provided by financing activities from continuing operations	–	326,024	326,024
Net cash provided by financing activities from discontinued operations	–	877,809	877,809
Net cash provided by financing activities	1,203,833	–	1,203,833

Effect of exchange rate changes on cash and cash equivalents from continuing operations	–	406,630	406,630
Effect of exchange rate changes on cash and cash equivalents from discontinued operations	–	(418,155)	(418,155)
Net effect of exchange rate changes on cash and cash equivalents	(10,017)	(1,508)	(11,525)

Increase in cash and cash equivalents from continuing operations	–	1,937,700	1,937,700
Decrease in cash and cash equivalents from discontinued operations	–	(517,222)	(517,222)
Net increase in cash and cash equivalents	1,420,478	–	1,420,478

Cash and cash equivalents from continuing operations, beginning of year	–	165,977	165,977
Cash and cash equivalents from discontinued operations, beginning of year	–	857,554	857,554
Cash and cash equivalents at beginning of year	1,023,531	–	1,023,531

Cash and cash equivalents at end of year	2,444,009	–	2,444,009
Less: Cash and cash equivalents from discontinued operations, end of year	–	(340,332)	(340,332)
Cash and cash equivalents form continuing operations, end of year	2,444,009	(340,332)	2,103,677

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Form 8-K filed June 6, 2023

Item 2.01, page 2

6.	Please provide us with the significance calculations for the Zhe Jiang acquisition. See Article 8-04 of Regulation S-X. Please also provide us with your analysis concerning whether this acquisition should be accounted for as a combination of entities under common control. Further, in your forthcoming Form 10-Q, please disclose the accounting impact of this acquisition and fully describe the business operations of the acquired company. See ASC 805-10-50.

Response:

Please be advised that on July 28, 2023, we filed an amendment to the Form 8-K regarding Zhe Jiang therein disclosing that during the initial transaction process and the Company’s performing its due diligence, the Company observed that time constraints have led to certain complexities and challenges in consummating the acquisition within the originally planned timeframe. The Company is actively working with Zhe Jiang to resolve such complexities and challenges and will file a Current Report on Form 8-K if and when the acquisition is consummated.

If you have any questions regarding our responses and Amendment No. 2, please do not hesitate to contact Philip Magri, Esq. of Carmel, Milazzo & Feil, LLP, the Company’s securities counsel at pmagri@cmfllp.com or (954) 303-8027.

Very truly yours,

By: /s/ Philip Magri

Philip Magri

cc: Andy Jin, Chief Executive Officer

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